UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Captaris, Inc.
(Name of Issuer)

Common Stock, par value $0.01  per share
(Title of Class of Securities)

1407N104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 476,758
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 476,758
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,758
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 252,974
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 252,974
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON RAMIUS MERGER ARBITRAGE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 243,244
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 243,244
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 972,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 972,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 972,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 972,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 972,976
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 972,976
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 972,976
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 972,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 972,976
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 972,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 972,976
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 972,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 1407N104

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 972,976
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 972,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 1407N104

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

Since the filing of the Schedule 13D:

(i)	Ramius Capital has changed its name to Ramius LLC (“Ramius”);

(ii)	Starboard changed its name to Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”);

(iii)	RCG Enterprise changed its name to Ramius Enterprise Master Fund Ltd (“Enterprise Master Fund”); and

(iv)
The address of the principal office of each of Parche, Value and Opportunity Master Fund, RCG Starboard Advisors, Ramius, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is now 599 Lexington Avenue, 20th Floor, New York, New York 10022.

RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), is hereby added as a member of the Section 13(d) group and as a Reporting Person.  The principal office of RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Corproate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The principal business of RCG PB is serving as a private investment fund.

Ramius Merger Arbitrage Master Fund Ltd, a Cayman Islands exempted company (“Merger Arbitrage Master Fund”), is hereby added as a member of the Section 13(d) group and as a Reporting Person.  The principal office of Merger Arbitrage Master Fund is c/o Citco Fund Services (Cayman Islands) Limited, Corproate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Merger Arbitrage Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The principal business of Merger Arbitrage Master Fund is serving as a private investment fund.

Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), is hereby added as a member of the Section 13(d) group as a Reporting Person.  The address of the principal office of Ramius Advisors is 599 Lexington Avenue, 20th Floor, New York, New York 10022.  The principal business of Ramius Advisors is acting as the investment advisor of Enterprise Master Fund, RCG PB and Merger Arbitrage Master Fund.  Ramius is the sole member of Ramius Advisors.

CUSIP NO. 1407N104

As a result of a reorganization of the Reporting Persons and their affiliates, Ramius Advisors serves as the investment advisor of each of Merger Arbitrage Master Fund, Enterprise Master Fund and RCG PB.

No Reporting Person, nor any person listed on Schedule B or Schedule C, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person, nor any person listed on Schedule B or Schedule C, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The first paragraph of Item 3 is hereby amended and restated as follows:

The Shares purchased by Enterprise Master Fund, RCG PB and Merger Arbitrage Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 972,976 Shares beneficially owned in the aggregate by Enterprise Master Fund, RCG PB and Merger Arbitrage Master Fund is approximately $4,553,527, excluding brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 26,569,626 Shares outstanding, as of September 30, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on October 3, 2008.

A.	Parche

(a)	As of the close of business on October 14, 2008, Parche did not beneficially own any Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 1407N104

B.	Value and Opportunity Master Fund

(a)	As of the close of business on October 14, 2008, Value and Opportunity Master Fund did not beneficially own any Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund are set forth in Schedule A and are incorporated herein by reference.

C.	RCG PB

(a)	As of the close of business on October 14, 2008, RCG PB beneficially owned 476,758 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 476,758
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 476,758
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB are set forth in Schedule A and are incorporated herein by reference.

D.	Enterprise Master Fund

(a)	As of the close of business on October 14, 2008, Enterprise Master Fund beneficially owned 252,974 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 252,974
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 252,974
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund are set forth in Schedule A and are incorporated herein by reference.

E.	Merger Arbitrage Master Fund

(a)	As of the close of business on October 14, 2008, Merger Arbitrage Master Fund beneficially owned 243,244 Shares.

CUSIP NO. 1407N104

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 243,244
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 243,244
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Merger Arbitrage Master Fund are set forth in Schedule A and are incorporated herein by reference.

F.	Ramius Advisors

(a)
As the investment advisor of each of RCG PB, Enterprise Master Fund and Merger Arbitrage Master Fund, Ramius Advisors may be deemed to be the beneficial owner of the (i) 476,758 Shares owned by RCG PB, (ii) 252,974 Shares owned by Enterprise Master Fund and (iii) 243,244 Shares owned by Merger Arbitrage Master Fund.

Percentage: Approximately 3.7%.

(b)	1. Sole power to vote or direct vote: 972,976

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 972,976

4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares.  The transactions in the Shares on behalf of RCG PB, Enterprise Master Fund and Merger Arbitrage Master Fund are set forth in Schedule A and are incorporated herein by reference.

G.	RCG Starboard Advisors

(a)	As the investment manager of Value and Opportunity Master Fund and the managing member of Parche, RCG Starboard Advisors does not beneficially own any Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares.  The transactions in the Shares on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 1407N104

H.	Ramius

(a)
As the sole member of each of RCG Starboard Advisros and Ramius Advisors, Ramius may be deemed to be the beneficial owner of the (i) 476,758 Shares owned by RCG PB, (ii) 252,974 Shares owned by Enterprise Master Fund and (iii) 243,244 Shares owned by Merger Arbitrage Master Fund.

Percentage: Approximately 3.7%.

(b)	1. Sole power to vote or direct vote: 972,976
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 972,976
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares.  The transactions in the Shares on behalf of Value and Opportunity Master Fund, Parche, RCG PB, Enterprise Master Fund and Merger Arbitrage Master Fund are set forth in Schedule A and incorporated herein by reference.

I.	C4S

(a)
As the managing member of Ramius, C4S may be deemed to be the beneficial owner of the (i) 476,758 Shares owned by RCG PB, (ii) 252,974 Shares owned by Enterprise Master Fund and (iii) 243,244 Shares owned by Merger Arbitrage Master Fund.

Percentage: Approximately 3.7%.

(b)	1. Sole power to vote or direct vote: 972,976
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 972,976
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares.  The transactions in the Shares on behalf of Value and Opportunity Master Fund, Parche, RCG PB, Enterprise Master Fund and Merger Arbitrage Master Fund are set forth in Schedule A and incorporated herein by reference.

J.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed to be the beneficial owner of the (i) 476,758 Shares owned by RCG PB, (ii) 252,974 Shares owned by Enterprise Master Fund and (iii) 243,244 Shares owned by Merger Arbitrage Master Fund.

Percentage: Approximately 3.7%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 972,976
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 972,976

CUSIP NO. 1407N104

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon entered into any transactions in the Shares.  The transactions in the Shares on behalf of Value and Opportunity Master Fund, Parche, RCG PB, Enterprise Master Fund and Merger Arbitrage Master Fund are set forth in Schedule A and incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Effective September 4, 2008, the Reporting Persons ceased to be 5% owners of the Issuer.

Item 6 is hereby amended to add the following:

On October 14, 2008, Value and Opportunity Master Fund, Parche, Merger Arbitrage Master Fund, Enterprise Master Fund, RCG PB, RCG Starboard Advisors, Ramius Advisors, Ramius, C4S and Messrs. Cohen, Stark, Strauss and Solomon (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Group agreed to the joint filing on behalf of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Value and Opportunity Master Fund Ltd, Parche, LLC, Ramius Merger Arbitrage Master Fund Ltd, Ramius Enterprise Master Fund Ltd, RCG PB, Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated October 14, 2008.

CUSIP NO. 1407N104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2008

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
       its managing member

RCG PB, LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment manager

RAMIUS MERGER ARBITRAGE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment manager
RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 1407N104

SCHEDULE A

Transactions in the Shares By the Reporting Persons

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

PARCHE, LLC

(3,520)	3.6383	07/23/08
(1,600)	3.6300	07/24/08
(17,675)	3.4077	07/28/08
(2,959)	3.4012	07/29/08
(923)	3.3425	07/30/08
(3,149)	3.3597	07/31/08
(3,415)	3.3574	08/01/08
(3,367)	3.3492	08/04/08
(1,472)	3.3272	08/05/08
(110,400)	4.6500	09/04/08
(40,000)	4.6500	09/04/08
(32,000)	4.6500	09/04/08
(51,892)	4.6700	09/10/08
(155,677)(1)	4.6800	09/10/08

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

(18,480)	3.6383	07/23/08
(8,400)	3.6300	07/24/08
(92,791)	3.4077	07/28/08
(15,536)	3.4012	07/29/08
(4,848)	3.3425	07/30/08
(16,535)	3.3597	07/31/08
(17,927)	3.3574	08/01/08
(17,675)	3.3492	08/04/08
(7,728)	3.3272	08/05/08
(262,182)(2)	4.0000	09/01/08
(505,376)	4.6500	09/04/08
(183,107)	4.6500	09/04/08
(146,486)	4.6500	09/04/08
(237,545)	4.6700	09/10/08
(711,636)(3)	4.6800	09/10/08
(1,000)	4.6800	09/10/08

_______________

1 Shares were transferred in a private transaction with affiliates of Parche, LLC, for which Ramius LLC serves as the sole member of the investment advisor.

2 Shares were transferred in a private transaction with an affiliate of Ramius Value and Opportunity Master Fund Ltd, for which Ramius LLC serves as the sole member of the investment advisor.

3 Shares were transferred in a private transaction with affiliates of Ramius Value and Opportunity Master Fund Ltd, for which Ramius LLC serves as the sole member of the investment advisor.

CUSIP NO. 1407N104

RCG PB, LTD

262,182(4)	4.0000	09/01/08
(74,224)	4.6500	09/04/08
(26,893)	4.6500	09/04/08
(21,514)	4.6500	09/04/08
(104,663)(5)	4.6800	09/10/08
104,663(6)	4.6800	09/10/08
(34,888)	4.6700	09/10/08
372,095(7)	4.6800	09/10/08

RAMIUS MERGER ARBITRAGE MASTER FUND LTD

243,244(8)	4.6800	09/10/08

RAMIUS ENTERPRISE MASTER FUND LTD

252,974(9)	4.6800	09/10/08
_______________

4 Shares were acquired in a private transaction with an affiliate of RCG PB, Ltd, for which Ramius LLC serves as the sole member of the managing member.

5 Shares were transferred as part of an internal transaction between portfolios of RCG PB, Ltd.

6 Shares were acquired as part of an internal transaction between portfolios of RCG PB, Ltd.

7 Shares were acquired in a private transaction with affiliates of RCG PB, Ltd, for which Ramius LLC serves as the sole member of the managing member or investment manager, as the case may be, of such affiliates.

8 Shares were acquired in a private transaction with affiliates of Ramius Merger Arbitrage Master Fund Ltd, for which Ramius LLC serves as the sole member of the managing member or investment manager, as the case may be, of such affiliates.

9 Shares were acquired in a private transaction with affiliates of Ramius Enterprise Master Fund Ltd, for which Ramius LLC serves as the sole member of the managing member or investment manager, as the case may be, of such affiliates.

CUSIP NO. 1407N104

SCHEDULE B

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 1407N104

SCHEDULE C

Directors and Officers of Ramius Merger Arbitrage Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies